Issuer Free Writing Prospectus

Dated May 14, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-192237

Supplementing the

Preliminary Prospectus Supplements

dated May 13, 2014 and the

Prospectus dated May 13, 2014

Spirit Realty Capital, Inc.

PRICING TERM SHEET

Concurrent Offerings of

23,000,000 Shares of Common Stock

(the “Common Stock Offering”)

and

$350,000,000 2.875% Convertible Senior Notes due 2019

and

$300,000,000 3.75% Convertible Senior Notes due 2021

(collectively, the “Convertible Senior Notes Offerings”)

This pricing term sheet relates only to the Common Stock Offering and the Convertible Senior Notes Offerings and should be read together with (i) the preliminary prospectus supplement dated May 13, 2014 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated May 13, 2014 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated May 13, 2014 relating to the Convertible Senior Notes Offerings (the “Convertible Senior Notes Preliminary Prospectus Supplement”), the accompanying prospectus dated May 13, 2014 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in a Convertible Senior Notes Offering). None of the offerings are contingent on the completion of the other. Any capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Convertible Senior Notes Preliminary Prospectus Supplement, as applicable. Unless the context otherwise requires, references to “SRC” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Spirit Realty Capital, Inc. and not its subsidiaries.

Issuer:	Spirit Realty Capital, Inc.

Trade Date:	May 15, 2014

Expected Settlement Date:	May 20, 2014

Ticker / Exchange for Common Stock:	SRC / New York Stock Exchange (the “NYSE”)

NYSE Last Reported Sale Price on May 14, 2014:	$10.69 per Share

Common Stock Offering

Title of Securities:	Common stock, $0.01 par value per share (the “Shares”) of the Issuer

Shares Offered:	23,000,000

Underwriters’ Option to Purchase Additional Common Stock:	3,450,000

Public Offering Price:	$10.69 per Share

Net Proceeds:	Approximately $235.8 million (or approximately $271.2 million if the underwriters’ option to purchase additional Shares is exercised in full), in each case after deducting the underwriting discount and other estimated offering expenses payable by the Issuer.

Use of Proceeds:	The Issuer will contribute the net proceeds of the Common Stock Offering to its operating partnership in exchange for common units of partnership interest in its operating partnership, or common units. The Issuer’s operating partnership intends to use the net proceeds from the Common Stock Offering to repay the outstanding balance under its revolving credit facility, to fund potential future acquisitions and for general corporate purposes (including additional repayments of borrowings outstanding from time to time under its revolving credit facility). In addition, the Issuer’s operating partnership may use a portion of the net proceeds from the Common Stock Offering, together with the net proceeds from the Concurrent Note Offerings, to defease approximately $488.7 million aggregate principal amount of senior mortgage indebtedness.

CUSIP:	84860W102

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Merrill Lynch Deutsche Bank Securities Inc.

2.875% Convertible Senior Notes due 2019

Title of Securities:	2.875% Convertible Senior Notes due 2019 (the “2019 Notes”)

Securities Offered:	$350.0 million aggregate principal amount of 2019 Notes (plus up to an additional $52.5 million principal amount if the underwriters fully exercise their option to purchase additional 2019 Notes to cover over-allotments, if any)

Maturity Date:	May 15, 2019, unless earlier repurchased, redeemed or converted

Interest Rate:	2.875% per year for the 2019 Notes. Interest for the 2019 Notes will accrue from, and including, May 20, 2014

Interest Payment Dates:	Each May 15 and November 15, beginning on November 15, 2014

Principal Amount per Note:	$1,000

Public Offering Price; Underwriting Discounts and Commissions:	The 2019 Notes are being offered to the public at a price of $1,000 per 2019 Note, for a total of $350.0 million, plus accrued interest, if any, from the settlement date. The 2019 Notes are being offered to the underwriters at a price of $972.50 per 2019 Note (a discount of $27.50 from the principal amount per 2019 Note or $9,625,000 total discount from the aggregate principal amount), plus accrued interest, if any, from the settlement date. The Issuer’s proceeds from the offering of the 2019 Notes (after deducting the underwriting discount but before other expenses) will equal $972.50 per 2019 Note, for a total of $340,375,000.

Conversion Premium:	Approximately 22.5% above the public offering price per share of the Issuer’s Common Stock in the Common Stock Offering

Initial Conversion Price:	Approximately $13.10 per share of the Issuer’s common stock

Initial Conversion Rate:	76.3636 shares of the Issuer’s common stock for each $1,000 principal amount of 2019 Notes

CUSIP / ISIN:	84860W AA0/US84860WAA09

Ownership Limitations:

As described in the Convertible Senior Notes Preliminary Prospectus Supplement, the Issuer’s charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of the Issuer’s common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of the Issuer’s stock. Notwithstanding any other provision of the 2019 Notes, no holder of 2019 Notes will be entitled to convert such 2019 Notes into shares of the Issuer’s common stock to the extent that the receipt thereof would violate the ownership limits contained in the Issuer’s charter.

If any delivery of shares of the Issuer’s common stock owed to a holder upon conversion of 2019 Notes is not made, in whole or in part, as a result of the limitations described above, the Issuer’s obligation to make such delivery shall not be extinguished and the Issuer shall deliver such shares as promptly as reasonably practicable after any such converting holder gives notice to the Issuer that such delivery would not result in it being the actual, beneficial or constructive owner of more than 9.8% (by value or number, whichever is more restrictive) of the shares of common stock, or of the Issuer’s outstanding capital stock, outstanding at such time.

Redemption of Notes to Preserve REIT Status	The Issuer may not redeem the 2019 Notes prior to the maturity date except to the extent but only to the extent necessary to preserve its status as a REIT. If the Issuer determines that it is necessary to redeem the 2019 Notes to preserve its status as a REIT, the Issuer may redeem for cash all or part of the 2019 Notes prior to the maturity date of the 2019 Notes at a redemption price equal to 100% of the principal amount of the 2019 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the 2019 Notes.

Adjustment to Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of 2019 Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$10.69	$11.50	$12.00	$13.10	$14.00	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00	$22.00
May 20, 2014	17.1817	12.5717	10.2174	6.2191	3.9280	2.1778	1.0781	0.4797	0.2320	0.1594	0.1406	0.0000
May 15, 2015	17.1817	13.3383	10.8548	6.6296	4.2042	2.3492	1.1760	0.5266	0.2476	0.1627	0.1411	0.0000
May 15, 2016	17.1817	13.8189	11.2028	6.7659	4.2391	2.3279	1.1411	0.5018	0.2376	0.1604	0.1407	0.0000
May 15, 2017	17.1817	13.6380	10.9051	6.3213	3.7824	1.9401	0.8741	0.3677	0.1953	0.1525	0.1398	0.0000
May 15, 2018	17.1817	12.4280	9.5542	4.9006	2.5368	1.0538	0.4019	0.2035	0.1608	0.1482	0.1395	0.0000
May 15, 2019	17.1817	10.5929	6.9697	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year.

•	If the stock price is greater than $22.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $10.69 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of the 2019 Notes exceed 93.5453 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rate Adjustments” in the Convertible Senior Notes Preliminary Prospectus Supplement.

3.75% Convertible Senior Notes due 2021

Title of Securities:	3.75% Convertible Senior Notes due 2021 (the “2021 Notes”)

Securities Offered:	$300.0 million aggregate principal amount of 2021 Notes (plus up to an additional $45.0 million principal amount if the underwriters fully exercise their option to purchase additional 2021 Notes to cover over-allotments, if any)

Maturity Date:	May 15, 2021, unless earlier repurchased, redeemed or converted

Interest Rate:	3.75% per year for the 2021 Notes. Interest for the 2021 Notes will accrue from, and including, May 20, 2014

Interest Payment Dates:	Each May 15 and November 15, beginning on November 15, 2014

Principal Amount per Note:	$1,000

Public Offering Price; Underwriting Discounts and Commissions:	The 2021 Notes are being offered to the public at a price of $1,000 per 2021 Note, for a total of $300.0 million, plus accrued interest, if any, from the settlement date. The 2021 Notes are being offered to the underwriters at a price of $972.50 per 2021 Note (a discount of $27.50 from the principal amount per 2021 Note or $8,250,000 total discount from the aggregate principal amount), plus accrued interest, if any, from the settlement date. The Issuer’s proceeds from the offering of the 2021 Notes (after deducting the underwriting discount but before other expenses) will equal $972.50 per 2021 Note, for a total of $291,750,000.

Conversion Premium:	Approximately 22.5% above the public offering price per share of the Issuer’s Common Stock in the Common Stock Offering

Initial Conversion Price:	Approximately $13.10 per share of the Issuer’s common stock

Initial Conversion Rate:	76.3636 shares of the Issuer’s common stock for each $1,000 principal amount of 2021 Notes

CUSIP / ISIN:	84860W AB8/US84860WAB81

Ownership Limitations:

As described in the Convertible Senior Notes Preliminary Prospectus Supplement, the Issuer’s charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of the Issuer’s common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of the Issuer’s stock. Notwithstanding any other provision of the 2021 Notes, no holder of 2021 Notes will be entitled to convert such 2021 Notes into shares of the Issuer’s common stock to the extent that the receipt thereof would violate the ownership limits contained in the Issuer’s charter.

If any delivery of shares of the Issuer’s common stock owed to a holder upon conversion of 2021 Notes is not made, in whole or in part, as a result of the limitations described above, the Issuer’s obligation to make such delivery shall not be extinguished and the Issuer shall deliver such shares as promptly as reasonably practicable after any such converting holder gives notice to the Issuer that such delivery would not result in it being the actual, beneficial or constructive owner of more than 9.8% (by value or number, whichever is more restrictive) of the shares of common stock, or of the Issuer’s outstanding capital stock, outstanding at such time.

Redemption of Notes to Preserve REIT Status	The Issuer may not redeem the 2021 Notes prior to the maturity date except to the extent but only to the extent necessary to preserve its status as a REIT. If the Issuer determines that it is necessary to redeem the 2021 Notes to preserve its status as a REIT, the Issuer may redeem for cash all or part of the 2021 Notes prior to the maturity date of the 2021 Notes at a redemption price equal to 100% of the principal amount of the 2021 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the 2021 Notes.

Adjustment to Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of 2021 Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$10.69	$11.50	$12.00	$13.10	$14.00	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00	$22.00
May 20, 2014	17.1817	12.7539	10.4767	6.5983	4.3510	2.5972	1.4406	0.7354	0.3716	0.2324	0.1924	0.0000
May 15, 2015	17.1817	13.5548	11.1645	7.0791	4.7029	2.8374	1.5971	0.8280	0.4153	0.2453	0.1948	0.0000
May 15, 2016	17.1817	14.1825	11.6824	7.4039	4.9161	2.9664	1.6708	0.8675	0.4325	0.2506	0.1958	0.0000
May 15, 2017	17.1817	14.6769	12.0594	7.5862	4.9963	2.9822	1.6588	0.8490	0.4202	0.2463	0.1950	0.0000
May 15, 2018	17.1817	14.7884	12.0601	7.4253	4.7783	2.7604	1.4743	0.7249	0.3594	0.2274	0.1916	0.0000
May 15, 2019	17.1817	14.2353	11.4097	6.6759	4.0623	2.1674	1.0523	0.4846	0.2658	0.2062	0.1889	0.0000
May 15, 2020	17.1817	12.6718	9.7216	4.9635	2.5816	1.1090	0.4597	0.2587	0.2145	0.1996	0.1884	0.0000
May 15, 2021	17.1817	10.5929	6.9697	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-or 366-day year.

•	If the stock price is greater than $22.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $10.69 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of the 2021 Notes exceed 93.5453 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rate Adjustments” in the Convertible Senior Notes Preliminary Prospectus Supplement.

* * *

Use of Proceeds:	The Issuer estimates that the proceeds from the Convertible Senior Notes Offerings will be approximately $631.4 million (or $726.2 million if the underwriters exercise their over-allotment option in full with respect to each series of the notes), after deducting the underwriting discount and other estimated expenses payable by the Issuer. The Issuer will loan the net proceeds of the Convertible Senior Notes Offerings to its operating partnership in exchange for promissory notes with substantially the same terms as the notes. The Issuer’s operating partnership intends to use the net proceeds from the Convertible Senior Notes Offerings to defease approximately $488.7 million aggregate principal amount of senior mortgage indebtedness. In addition, the Issuer’s operating partnership may use a portion of the net proceeds from the Convertible Senior Notes Offerings, together with the net proceeds from the Common Stock Offering, to repay the outstanding balance under its revolving credit facility, to fund potential future acquisitions and for general corporate purposes (including additional repayments of borrowings outstanding from time to time under its revolving credit facility).

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:	Robert W. Baird & Co. Incorporated Capital One Securities, Inc. Raymond James & Associates, Inc. SunTrust Robinson Humphrey, Inc.

* * *

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the applicable preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the issuer and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offerings will arrange to send you the applicable preliminary prospectus supplement and the accompanying prospectus for (i) the Common Stock Offering if you request it by contacting Morgan Stanley & Co. LLC (toll free) at 1-866-718-1649, BofA Merrill Lynch (toll free) at 866-500-5408, or Deutsche Bank Securities Inc. (toll free) at 800-503-4611, and (ii) the Convertible Senior Notes Offering if you request it by contacting Morgan Stanley & Co. LLC (toll free) at 1-866-718-1649, J.P. Morgan Securities LLC (toll free) at 866-803-9204, or RBC Capital Markets, LLC (toll free) at 877-822-4089.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.